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                             June 11, 2021

       Xiuzhi Li
       Chief Executive Officer
       H&H Global Corp.
       87 N. Raymond Ave, Suite 200
       Pasadena, CA 91103

                                                        Re: H&H Global Corp.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 3, 2021
                                                            File No. 024-11488

       Dear Ms. Li:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Offering Statement on Form 1-A

       Signatures, page 31

   1. Please revise the second half of the signature page to include the signature of Tengkun
                                                        Jack Yu in his capacity
as a director.
   2. We note that Xiuzhi Li signed your filings with a statement that each was signed in
                                                        Pasadena, California.
Yet your response to comment 1 indicates that she is not located in
                                                        Pasadena. Please
explain.
 Xiuzhi Li
FirstName  LastNameXiuzhi Li
H&H Global   Corp.
Comapany
June       NameH&H Global Corp.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Charlie Guidry at 202-551-3621 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services